MIRANDA GOLD CORP.

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NEWS RELEASE

Miranda Announces Update on Private Placement and Share Consolidation

November 21, 2018 – Vancouver, British Columbia – Miranda Gold Corp. (TSX-V: MAD) (the "**Company**") is pleased to announce that it is proceeding with its private placement announced on September 11, 2018 of up to 6,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,500,000. Each unit will consist of one post-consolidated common share and one share purchase warrant exercisable into a post-consolidated common share at a price of $0.50 per share for a period of five years. The Company expects to complete the private placement and 10 for one share consolidation share in the coming weeks.

About Miranda

Miranda is a gold prospect generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with IAMGold Corporation and Newmont Mining.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.herbert75@gmail.com
www.mirandagold.com